Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of ImmunoPrecise Antibodies Ltd. (the "Corporation") held on November 14, 2024, via live webcast (the "Meeting"). Each of the matters is described in greater detail in the Corporation's management information circular dated October 14, 2024 (the "Circular").

(a)
The number of directors was set at four. The following are the voting results on this matter:

FOR	% FOR	AGAINST	% AGAINST
Number of Directors 10,999,231	81.01%	2,578,940	18.99%

(b)
In the Circular, management of the Corporation proposed four nominees for election as directors of the Corporation for the ensuing year or until their successors are duly elected or appointed. The Corporation’s majority voting policy stipulates that any director nominee who receives more votes withheld than in favor must tender their resignation to the board. In this instance, Barry A. Springer did not achieve the required majority and, in accordance with the policy, submitted his resignation following the meeting. The board is now considering this resignation and will announce its decision within 90 days of the resignation, as per the company's governance guidelines. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Jennifer L. Bath	7,841,725	66.87%	3,885,466	33.13%
Chris Buyse	9,251,399	78.89%	2,475,791	21.11%
Barry A. Springer	5,850,192	49.89%	5,876,998	50.11%
Dirk Witters	8,528,076	72.72%	3,199,114	27.28%

(c)
Grant Thornton LLP was reappointed as the Corporation's auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Reappointment of Auditors	12,184,321	89.73%	1,393,851	10.27%

Dated this 15th day of November 2024.

IMMUNOPRECISE ANTIBODIES LTD.

By:	/s/ Kristin Taylor
Name:	Kristin Taylor
Title:	Chief Financial Officer